

April 27, 2012

<u>Via E-mail</u>
Lloyd C. Blankfein
Chairman and Chief Executive Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-14965**

Dear Mr. Blankfein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Firmwide Client and Business Standards Committee, page 84

1.   In light of recent comments by the Delaware Chancery Court and your recent Business Standards Committee initiatives with respect to conflicts resolution and business selection practices, please provide greater detail regarding how you manage your possible conflicts of interest. Please tell us how you define, identify and rectify any possible

conflicts of interest as well as any ongoing efforts to amend your current policies and procedures in this area.

<u>Selected Country Exposures, page 103</u>

2. We note your disclosure here and in other referenced sections regarding how you evaluate and monitor the effects of indirect exposure from countries that you have identified as having higher market risks. We note from your disclosures on pages 88, 94, and 99 that your evaluation and monitoring principally stems from performing stress tests that consider the effects of, among other things, a sovereign debt default. Please expand this disclosure to discuss specific examples of indirect risk exposures identified and considered in your stress scenarios that model a sovereign debt default. To the extent possible, please also provide quantitative information regarding the level of indirect exposures identified and factored into your stress analysis.

3. For purposes of providing additional transparency, please revise the introduction to your table on page 103 to more clearly explain how you separated credit exposure from market exposure for purposes of compiling your table. Further, revise to clarify whether total exposure is the sum of credit and market exposure such that the amounts presented as credit exposure are mutually exclusive of the amounts presented as market exposure or whether there is overlap between the two categories such that some amount of exposure may be included in each category. If the latter, please revise to quantify the amount of any overlap in a footnote to the table or separate column.

4. We note your disclosure of the level of gross purchased and written credit derivative notionals across the above countries for single-name credit default swaps, along with the net amounts after considering legally enforceable netting agreements. Please respond to the following:

- Tell us whether you have any credit default swaps that have any of these sovereign entities as part of a basket or tranched purchased or sold credit protection covering a portfolio of multiple underlyings. If so, please tell us how those contracts are reflected in your table and considered in your quantification of notional amounts below the table.
- Clarify how and where your purchased and sold credit protection contracts are reflected in your table. For example, we note that you have a footnote indicating that your credit derivatives column included as part of your Market Exposure disclosure includes written and purchased credit derivative notionals, but it is unclear whether a portion of these contracts are reflected in other columns of the table, such as the OTC derivatives or Hedges column under the Credit Exposure section.

Item 8. Financial Statements and Supplementary Data
Note 18 – Commitments, Contingencies and Guarantees, page 171
Foreclosures and Other Mortgage Loan Servicing Practices and Procedures, page 174

5.   We note that in connection with the sale of Litton, you agreed to provide certain
        representation and warranties, and specific indemnities related to Litton's servicing and
        foreclosure practices prior to the date of sale, and the liability associated with certain of
        these indemnities has been capped. Please respond to the following:
        • Tell us and revise future filings to disclose the amount of the liability cap and
          describe the types of indemnities and obligations that are subject to the cap.
        • Tell us whether you have received any claims with respect to the indemnities subject
          to the cap.
        • Tell us whether you have recorded any accrual related to the indemnities subject to
          the cap. Additionally, tell us whether you have considered any obligations related to
          your indemnities in your quantification on page 195 of the reasonably possible losses
          in excess of amounts accrued.
        • Expand your disclosure in future filings to discuss the types of indemnities that are
          not subject to the cap.

Definitive Proxy Statement on Schedule 14A filed on April 13, 2011
Item 11. Executive Compensation
2011 NEO Compensation, page 26

6.   Please revise this table in future filings to include a column for equity as a percentage of
        total compensation in addition to as a percentage of variable compensation.

Financial Performance and Individual Performance, page 27

7.   Please revise this section in future filings to more clearly describe your "360 degree"
        feedback process. You should include a separate caption heading listed where you
        describe the details of this process including who performs the evaluation for each of
        your NEOs, the specific elements reviewed and how the individual evaluations are
        combined with your financial performance to create your "360 degree" evaluation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director